EXHIBIT 99.(a)(9)                                                 EXHIBIT (a)(9)

                               October 21, 1999

                     ERP OPERATING LIMITED PARTNERSHIP HAS
                     INCREASED ITS OFFER PRICE TO $550 PER
                    UNIT OF LIMITED PARTNERSHIP INTEREST OF
                      CENTURY PROPERTIES GROWTH FUND XXII

                       New Offer Price of $550 per Unit.

   We are increasing our offer price for your limited partnership interests (the "Units") in Century Properties Growth Fund XXII (the "Partnership") from $530 per Unit to $550 per Unit. Our price is higher than the price currently being offered by AIMCO Properties, L.P., an affiliate of the general partner of the Partnership. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED.

   We are offering to acquire up to 82,848 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. The expiration date of the Offer has been extended to November 12, 1999, 12:00 midnight, central standard time.

   As we are increasing the offer price from $530 to $550 before the expiration date of the Offer, November 12, 1999, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

   Our offer price of $550 per unit will be decreased by the amount of any distribution declared or made with respect to the Units between October 6, 1999 and November 12, 1999, or such other date to which the Offer may further be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (generally, up to 10% of the sale price, subject to a $150-200 minimum commission per trade).

   Please refer to our Offer to Purchase dated October 6, 1999, Amendment No. 1 to the Offer to Purchase dated October 14, 1999, Amendment No. 2 to the Offer to Purchase dated October 21, 1999, and the Supplements to the Offer to Purchase dated October 14, 1999 and October 21, 1999, for additional information about the Offer.

   If you would like to tender your Units to be purchased by us for $550 per Unit, and have not yet completed the green or gold ERP Letter of Transmittal and delivered it to MMS Escrow and Transfer Agency (the "Depositary"), please complete the blue Letter of Transmittal we are sending with this letter and deliver it to the Depositary at the address listed thereon in the gold envelope provided. If you completed and delivered the green or gold ERP Letter of Transmittal to the Depositary and have not withdrawn such tender, you do not need to complete any other documents for your Units to be tendered to ERP. In this case, a completed green or gold ERP Letter of Transmittal shall be sufficient to tender your Units for purchase by ERP at $550 per Unit.

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

       The Offer expires on (unless further extended) November 12, 1999.